INTERNATIONAL
Member of RZB Group

RECEIVED

2008 JUL -1 A 7:

OFFICE OF INTERNAT...
CORPORATE FI...

[redacted]

08003486

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

27th June 2008

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 13th June 2008.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Philipp Walter
Investor Relations

PROCESSED
JUL 03 2008
THOMSON REUTERS

Raiffeisen INTERNATIONAL
Member of RZB Group

IR Release

Vienna, 17 June 2008

Merger of Raiffeisenbank and eBanka to be completed soon

The merger of Czech Raiffeisenbank a.s. and eBanka a.s., which had been acquired by Raiffeisen International in 2006, will be completed on 7 July 2008. From this day on, both banks will operate under the brand Raiffeisenbank. All eBanka branches will be redesigned according to the group-wide branch design of Raiffeisen International in the course of the next months.

"At the time of the acquisition we had envisaged the completion of the merger for 2008. Now, we are completing the merger of both banks well in time", said Herbert Stepic, CEO of Raiffeisen International.

Based on figures for the first quarter 2008 the merged bank will have about 2,500 employees in 102 branches and total assets of 5.98 billion euros, representing a market share of close to 4 per cent. Raiffeisenbank ranks among the top five banks in the Czech Republic.

Raiffeisenbank a.s. is majority-owned by Raiffeisen International (51 per cent) with minority stakes held by Raiffeisenlandesbank Oberösterreich (25 per cent) and Raiffeisenlandesbank Niederösterreich-Wien (24 per cent).

Raiffeisen INTERNATIONAL
Member of RZB Group

FILE NO. 82-34958

Merger of Raiffeisenbank and eBanka to be completed soon

Merger of Raiffeisenbank and eBanka to be completed soon

The merger of Czech Raiffeisenbank a.s. and eBanka a.s., which had been acquired by Raiffeisen International in 2006, will be completed on 7 July 2008. From this day on, both banks will operate under the brand Raiffeisenbank. All eBanka branches will be redesigned according to the group-wide branch design of Raiffeisen International in the course of the next months.

"At the time of the acquisition we had envisaged the completion of the merger for 2008. Now, we are completing the merger of both banks well in time", said Herbert Stepic, CEO of Raiffeisen International.

Based on figures for the first quarter 2008 the merged bank will have about 2,500 employees in 102 branches and total assets of 5.98 billion euros, representing a market share of close to 4 per cent. Raiffeisenbank ranks among the top five banks in the Czech Republic.

Raiffeisenbank a.s. is majority-owned by Raiffeisen International (51 per cent) with minority stakes held by Raiffeisenlandesbank Oberösterreich (25 per cent) and Raiffeisenlandesbank Niederösterreich-Wien (24 per cent).

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets in Europe's growth region are covered by subsidiary banks, leasing companies and a range of other financial service providers. Over 14 million customers are served in more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The remainder is in free float, the shares are listed on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

END